Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

This morning, Dex One announced third quarter earnings and provided the following update on the proposed merger:

Following the announcement of the proposed merger between Dex One and SuperMedia, a joint steering committee of the senior secured lenders for both companies was formed to evaluate the proposed amendments to the parties’ respective credit agreements as set forth in the Merger Agreement. The consent of the lenders to the proposed amendments is a condition to closing the merger.

Dex One and SuperMedia continue to negotiate with the steering committee in an attempt to reach agreement on amendments to the parties’ respective credit agreements. The parties are also considering alternatives to the current transaction structure to obtain the necessary lender consents.

Additional information about the proposed merger is included in a Form 8-K filed with the Securities and Exchange Commission today by Dex One.

The Form 8-K provides:

“…The Merger Agreement may be terminated by either party if the conditions to closing are not satisfied and the closing has not occurred before November 30, 2012, which date may, under certain circumstances, be extended until December 31, 2012...

…Thus far, the senior secured lenders, acting through the steering committee, have rejected the proposed amendments to the parties’ respective credit agreements.  Dex One and SuperMedia continue to negotiate with the steering committee in an attempt to reach agreement on amendments to the parties’ respective credit agreements that will secure the consents necessary to effect the Merger. In light of the current negotiations, however, Dex One recognizes that the parties may not be able to obtain sufficient approval from the senior secured lenders to any proposed amendments to the parties’ respective credit agreements. Therefore, possible alternatives to the current transaction structure to effect the Merger are under consideration, including a “prepackaged” restructuring of the parties’ senior secured indebtedness through proceedings instituted under Chapter 11 of the Bankruptcy Code to implement possible amendments that may garner sufficient, though not unanimous, support from the parties’ respective lenders, while otherwise maintaining the basic economic terms of the Merger Agreement…”

It continues to be our goal to implement the terms of the merger agreement as previously announced.  The merger agreement requires that we obtain approval of 100 percent of both companies’ lenders to the proposed credit agreement amendments. A “prepackaged” or “pre-pack” Chapter 11 bankruptcy is one alternative under consideration to effect the merger and not impair any other creditors (including employees) in the event we cannot obtain 100 percent support for the proposed credit agreement amendments.  Under this alternative, each company would seek support for the proposed amendments, merger and reorganization (the “plan”) from all lenders, who would then have the opportunity to vote on the plan in advance of either company filing a Chapter 11 case.  To qualify as a pre-pack, at least a majority of lenders holding 2/3 of the debt in each credit agreement who cast votes would need to vote in favor of the plan.  Immediately upon filing a pre-pack case, the company would seek court approval of the plan over the objections, if any, of lenders not supporting the plan or other interested parties.  The pre-pack process would enable the companies to seek approval of the plan on an expedited basis relative to a “traditional” Chapter 11.  At this time, the company has made no decisions with respect to potential alternative strategies, including a pre-pack strategy.  It would be our intention, if a pre-pack were pursued, to treat all stockholders as contemplated by the merger agreement and otherwise to leave all company constituencies (including employees, retirees, vendors, customers and other creditors) unaffected.

Dex One and SuperMedia are working together to reach an agreement that works for lenders while at the same time provides the company with the flexibility to efficiently operate and profitably grow the business post-close. We believe this to be in the best interest of all stakeholders.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities  and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.